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August 16, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

      Re:   The Gabelli Equity Trust Inc.
            Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 Securities Act File No. 333-12611
            Investment Company Act File No. 811-08560

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the "Fund"), I hereby transmit for filing with the Securities and Exchange Commission (the "SEC") Pre-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the "1933 Act") regarding the proposed reorganization of Sterling Capital Corporation ("Sterling Capital") with the Fund (the "Reorganization"). The Amendment incorporates the Fund's responses to comments made on the Registration Statement by Laura Hatch of the SEC staff on July 20, 2005, as follows:

1. Comment: The Fund should be identified as the accounting survivor in the Reorganization in the fee table and the capitalization table.

    Response:  This change has been made.  See pages 6 and 34.

2. Comment: Disclose the consequences if the Reserve of $250,000 is in excess of Sterling Capital's actual expenses in connection with its dissolution and liquidation.

    Response: Sterling Capital has confirmed that any amount of the Reserve left over after Sterling Capital pays its expenses of dissolution and liquidation will be paid to Sterling Capital shareholders by a liquidating trust.

3. Comment: Explain supplementally whether the Alternative Value of calculating the number of shares to be issued in the Reorganization would result in dilution to holders of common stock of the Fund and provide a brief legal analysis for using that method.
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Securities and Exchange Commission
August 16, 2005
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    Response:  The Alternative Value method of calculation in essence provides that if the Fund's common stock is trading at a premium to net asset value, the Fund is permitted to value its shares at the higher market value (but in no event more than 103% of net asset value) in calculating the exchange ratio for Sterling Capital shares. Thus, under no circumstance will the Fund be selling any shares of its common stock at a price below the net asset value thereof in contravention of Section 23 of the Investment Company Act of 1940, as amended (the "1940 Act"). (Section 17(a)(1) and (2) of the 1940 Act do not apply to the Reorganization since the Fund and Sterling Capital have no common directors or common investment adviser and otherwise are not affiliates of each other, and accordingly the Fund is not relying on the exemptive relief afforded by Rule 17a-8 to mergers of affiliated funds).

4. Comment: Highlight in the synopsis the difference in investment strategies between the Fund and Sterling Capital and briefly discuss the consequences of those differences, including the additional risks.

    Response:  This change has been made.  See page 4.

5. Comment: The management fee in the Fund's fee table should be recalculated based on the fee applicable just to common stock, since the 1% fee applies to assets attributable to preferred stock.

    Response: This change has been made. The management fee applicable to common stock assets is 1.36%. See page 6.

6. Comment: The financial highlights table for Sterling Capital is missing the per share market value, total investment return and net asset value total return for each period. The missing information should be added and the order of presentation in the table should be corrected.

    Response:  This change has been made.

7. Comment: Explain if the Fund and Sterling Capital can invest in securities in the same market capitalization range or the market cap ranges are different.

    Response: Disclosure has been added stating that both the Fund and Sterling Capital can invest in issues of any size capitalization. See page 12.

8. Comment: If there are risks that apply only to the Fund, the prospectus/ proxy statement should disclose that those risks apply only to the Fund and will be new risks for Sterling Capital shareholders.
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Securities and Exchange Commission
August 16, 2005
Page 3

    Response: Disclosure has been added to the "Risk Factors and Special Considerations" section to make clear that Sterling Capital currently does not engage in certain of the investment practices in which the Fund is permitted to engage. See pages 19-22.

9. Comment: Disclose whether portfolio securities of Sterling Capital will be sold prior to the reorganization to realign the portfolio to meet the Fund's investment criteria.

    Response: A portion of the portfolio assets of Sterling Capital may be sold in connection with the reorganization. See page 4.

10. Comment: Provide a supplemental explanation of the exculpation agreement for Sterling Capital.

    Response: Sterling Capital's Counsel has provided the following explanation. In connection with its approval of the Plan of Reorganization, the Sterling Capital Board (i) obtained Director's and Officer's Insurance and
(ii) entered into an exculpation agreement with certain shareholders representing in excess of 80% of the outstanding common shares of Sterling Capital. These steps were taken by the Board to address the Board's concern that, following the transaction, Sterling Capital may not have enough assets to indemnify the Board in connection with any litigation or other proceedings commenced in connection with the Board's consideration and approval of the Plan of Reorganization. Up until its consideration of the Plan of Reorganization, the Board had relied solely upon the indemnification provisions contained in Sterling Capital's constituent documents and under New York corporate law as Board members' sole means of liability protection. The exculpation agreement reduced the cost of obtaining Directors' and Officers Insurance because it reduced the amount of insurance the Directors believed would be necessary to provide them with adequate protection, thereby reducing expenses born by shareholders. Also, the shareholders that entered into the exculpation agreement were represented by independent counsel in connection with their negotiation of the exculpation agreement.

11. Comment: Please confirm that the assets of Sterling Capital are less than 10% of the Fund's assets as of a date within 30 days prior to the filing so that pro forma financial statements are not required.

     Response:  The Fund has so confirmed.

12. Comment: Confirm that the Fund complies with Section 19(a) of the Investment Company Act of 1940 with respect to its distribution policy.

     Response:  The Fund has advised us that it currently is in compliance with
Section 19(a) with respect to its managed distribution policy.
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Securities and Exchange Commission
August 16, 2005
Page 4

13. Comment: The current disclosure about portfolio valuation indicates that the Fund and Sterling Capital follow different practices for securities that do not trade on a given day. While the Fund values them the average of the closing bid and asked prices, Sterling Capital values them at the last quoted bid. Please disclose whether the different policies will affect the Reorganization.

    Response: The Fund believes that these different valuation policies will not have any impact on the Reorganization, as the number of instances in which any securities do not trade on a given day in respect of either fund is sufficiently small that it will not have any measurable impact on the exchange ratio.

14.  Comment:  Please provide an undertaking to file the tax opinion.


    Response: An undertaking to provide the opinion has been included in this filing. The actual opinion will be filed promptly upon closing.

In addition to incorporating responses to the Staff's comments, the Amendment updates certain information through June 30, 2005 and completes information that was not available at the time of filing of the Registration Statement.

In accordance with Schedule G of Form N-14, the annual reports to shareholders incorporated by reference to the statement of additional information in this Registration Statement accompany this filing.

The Fund's Tandy representation letter with respect to the Amendment has been filed by Edgar correspondence.

Sterling Capital has informed the Fund that it has scheduled its special meeting of shareholders to consider the Reorganization on September 12, 2005. Accordingly, so as to provide sufficient time for the solicitation of shareholders' votes, the Fund hereby requests that the Amendment be declared effective as of 4:00 p.m. on August 16, 2005, or as soon as possible thereafter.

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8622.

Very truly yours,

/s/ Aaron D. Wasserman

Aaron D. Wasserman

Enclosures

cc:     Laura Hatch, Division of Investment Management, SEC
        Daniel Schloendorn, Esq., Willkie Farr & Gallagher LLP
        Bruce Alpert, Gabelli Funds, LLC
        James McKee, Esq., Gabelli Funds, LLC